UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)
SULPHCO, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
865378103
(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	865378103	Page	2	of	6

1.	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Dr. Rudolf W. Gunnerman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	a) ☐
	b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7.	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,876,865

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10.	SHARED DISPOSITIVE POWER

		7,876,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,878,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%*

14.	TYPE OF REPORTING PERSON

	IN
* Based on 101,708,741 shares of the issuer’s common stock outstanding as of September 29, 2010 as reported in the issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 29, 2010.

CUSIP No.	865378103	Page	3	of	6

1.	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Doris M. Gunnerman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	a) ☐
	b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,876,865

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		7,876,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,876,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%*

14.	TYPE OF REPORTING PERSON

	IN
* Based on 101,708,741 shares of the issuer’s common stock outstanding as of September 29, 2010 as reported in the issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 29, 2010.

CUSIP No.	865378103	Page	4	of	6
SCHEDULE 13D/A
     This Amendment No. 8 (the “Amendment No. 8”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007, as amended by Amendment No. 2 filed on December 17, 2007, as amended by Amendment No. 3 filed on February 29, 2008, as amended by Amendment No. 4 filed on July 28, 2008, as amended by Amendment No. 5 filed on October 21, 2008, as amended by Amendment No. 6 filed on October 13, 2009 (the “Amendment No. 6”) and as amended by Amendment No. 7 filed on April 5, 2010 (the “Amendment No. 7”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 5. Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 7 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 8 is based upon 101,708,741 shares of Common Stock outstanding as of September 29, 2010 as reported in the issuer’s Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 29, 2010.
     As of October 20, 2010, Dr. Gunnerman beneficially owned 7,878,865 shares of Common Stock constituting approximately 7.7% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 7,876,865 shares held jointly with Mrs. Gunnerman, which includes (i) all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6, and (ii) 2,000 shares held by Dr. Gunnerman individually.
     As of October 20, 2010, Mrs. Gunnerman beneficially owned 7,876,865 shares of Common Stock constituting approximately 7.7% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 7,876,865 shares of Common Stock held by them jointly.
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him.
     (c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons except for the open market sales of the Common Stock through a broker as follows:
•	On September 17, 2010, the Reporting Persons sold 130,000 shares of Common Stock at a price range of $0.41 to $0.4202 per share.

CUSIP No.	865378103	Page	5	of	6
•	On September 20, 2010, the Reporting Persons sold 158,530 shares of Common Stock at a price range of $0.41 to $0.42 per share.

•	On September 21, 2010, the Reporting Persons sold 193,200 shares of Common Stock at a price range of $0.40 to $0.41 per share.

•	On September 23, 2010, the Reporting Persons sold 173,501 shares of Common Stock at a price range of $0.3906 to $0.41 per share.

•	On September 24, 2010, the Reporting Persons sold 38,100 shares of Common Stock at a price range of $0.38 to $0.3806 per share.

•	On September 27, 2010, the Reporting Persons sold 31,620 shares of Common Stock at $0.39 per share.

•	On September 28, 2010, the Reporting Persons sold 323,850 shares of Common Stock at a price range of $0.3897 to $0.40 per share.

•	On September 29, 2010, the Reporting Persons sold 125,000 shares of Common Stock at a price range of $0.38 to $0.3811 per share.

•	On September 30, 2010, the Reporting Persons sold 50,000 shares of Common Stock at $0.38 per share.

•	On October 1, 2010, the Reporting Persons sold 56,700 shares of Common Stock at a price range of $0.38 to $0.39 per share.

•	On October 4, 2010, the Reporting Persons sold 150,000 shares of Common Stock at a price range of $0.39 to $0.3912 per share.

•	On October 5, 2010, the Reporting Persons sold 280,000 shares of Common Stock at a price range of $0.39 to $0.40 per share.

•	On October 6, 2010, the Reporting Persons sold 65,499 shares of Common Stock at a price range of $0.3916 to $0.40 per share.

•	On October 7, 2010, the Reporting Persons sold 140,000 shares of Common Stock at a price range of $0.39 to $0.391 per share.

•	On October 8, 2010, the Reporting Persons sold 50,000 shares of Common Stock at $0.39 per share.

•	On October 12, 2010, the Reporting Persons sold 100,000 shares of Common Stock at a price range of $0.38 to $0.382 per share.

•	On October 13, 2010, the Reporting Persons sold 108,200 shares of Common Stock at a price range of $0.38 to $0.3803 per share.

CUSIP No.	865378103	Page	6	of	6
•	On October 14, 2010, the Reporting Persons sold 201,800 shares of Common Stock at a price range of $0.47 to $0.50 per share.
     (d) Not applicable.
     (e) Not applicable.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 20, 2010	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: October 20, 2010	/s/ Doris M. Gunnerman
Doris M. Gunnerman